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Exhibit 1 to Form 8-K



May 13, 1994
Securties and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Gentlemen:

We have read Item 4 of Form 8-K dated May 13, 1994, of Cornerstone Natural Gas, Inc. and are in agreement with the statements contained in the second, third and fourth paragraphs on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.


                                                  /s/ Ernst & Young